SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                          FORM 10SB
                       Amendment No. 2

         GENERAL FORM FOR REGISTRATION OF SECURITIES
           PURSUANT TO SECTION 12(b) OR (g) OF THE
              SECURITIES EXCHANGE ACT OF 1934

                    WORLDBID CORPORATION
                    --------------------
    (Exact name of Company as specified in its charter)

NEVADA                                          88-0427619
------                                          ----------
(State or other jurisdiction of                 (I.R.S. Employer
incorporation or organization)                  Identification No.)


6117 Eagle Road, Unit 122
Whistler, British Columbia, Canada              V0N 1B6
----------------------------------              -------
(Address of principal executive offices)        (Zip Code)

Registrant's telephone number, including area code  604-932-6874
                                                    ------------
SEC File No. 0-26729

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                 Name of each exchange on which
to be so registered                 each class is to be registered
        None                                      None


Securities to be registered pursuant to Section 12(g) of the Act:

                100,000,000 Shares of Common Stock
                ----------------------------------
                          (Title of class)

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                       TABLE OF CONTENTS

                                                               Page
COVER PAGE ....................................................   1

TABLE OF CONTENTS .............................................   2

PART I ........................................................   3

DESCRIPTION OF BUSINESS .......................................   3
DESCRIPTION OF PROPERTY .......................................  26
DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES .......  26
REMUNERATION OF DIRECTORS AND OFFICERS ........................  28
SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS ..  28
INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS .....  30
SECURITIES BEING REGISTERED ...................................  31

PART II .......................................................  33

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
     COMMON EQUITY AND OTHER STOCKHOLDER MATTERS ..............  33
LEGAL PROCEEDINGS .............................................  33
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS .................  33
RECENT SALES OF UNREGISTERED SECURITIES .......................  34
INDEMNIFICATION OF DIRECTORS AND OFFICERS .....................  34

PART F/S ......................................................  36

FINANCIAL STATEMENTS ..........................................  36

PART III ......................................................  37

INDEX TO EXHIBITS .............................................  37

SIGNATURES ....................................................  38

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                              PART I

The issuer has elected to follow Form 10-SB, Disclosure Alternative 2.

Item 6.  Description of Business

WorldBid Company (the "Company") is an electronic commerce company which owns and operates an on-line business-to-business world trade web site. The Company's web site is located on the Internet at "www.worldbid.com" (the "Web Site"). The Web Site facilitates business transactions on the Internet by providing an organized and systematic tool for businesses to post notices of goods for sale and requests for tender of goods. The Company uses e-mail notifications in order to enable businesses to connect. The Company has focused on the international trade market in order to provide an economical means of enabling businesses from around the world to meet and transact business.

The Web Site solicits businesses who have products for sale or who are interested in procuring products for purchase. The Web Site enables businesses to submit postings on the web site in a systematic and organized manner. Businesses are connected using a system of automatic e-mail notifications whereby postings are transmitted to
other businesses within specific categories of interest.   Businesses
are then able to contact other businesses directly and negotiate transactions between themselves without the involvement of the Company.

CORPORATE ORGANIZATION

Incorporation

The Company was incorporated pursuant to the laws of the State of Nevada on August 10, 1998 as "TetherCam Systems Corp." The Company completed a change of name to "Worldbid Corporation" by the filing of Articles of Amendment with the Nevada Secretary of State on January 20, 1999. From the date of Incorporation until the signing of the Acquisition Agreement for the WorldBid Internet Business, the Company conducted no business operations other than a general search and negotiations for a potential business acquisition.

Subsidiaries

The Company does not have any subsidiaries.

ACQUISITION OF THE WORLDBID INTERNET BUSINESS

Acquisition Agreement

The Company acquired the "WorldBid.Com" Internet business (the "WorldBid Business") pursuant to an agreement dated February 2, 1999 between the Company, Databoat International Limited ("Databoat") and Scott Wurtele ("Wurtele"), the principal shareholder of Databoat (the
"Acquisition Agreement").   The Company, Databoat, On Line Design
Ltd. and Wurtele entered into an amendment

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to this Acquisition Agreement dated September 10, 1999 (the
"Acquisition Amendment Agreement") whereby the parties agreed to terminate various agreements set forth in the Acquisition Agreement. The terms and conditions of the Acquisition Agreement, the Acquisition Amendment Agreement and the agreements executed pursuant to the Acquisition Agreement and the Acquisition Amendment Agreement are summarized below.

Original Escrow Agreement

The Company issued to Databoat a total of 3,000,000 restricted shares of common stock of the Company (the "Databoat Shares") upon closing of the Acquisition. The Company and Databoat agreed that the Databoat Shares would be held in escrow for a period of four years on the terms and conditions of an escrow agreement dated February 16, 1999 between the Company, Databoat and Cane & Company, the attorneys for the Company (the "Escrow Agreement"). The Databoat Shares will be released to Databoat over a period of four years in accordance
with the escrow release schedule in the Escrow Agreement.   The
Escrow Agreement has been replaced and superceded by an amended escrow agreement between the Company and Databoat, as discussed below.

Original Management Consulting Agreement

The Company entered into a consulting agreement with Wurtele and On Line Design Ltd. for the services of Wurtele and On Line Design Ltd. on closing of the Acquisition Agreement (the "Original Management
Consulting Agreement").   On Line Design is a private British
Columbia company, all of the shares of which are owned by Wurtele.

The Original Management Consulting Agreement was terminated on September 10, 1999 by the agreement of the Company, On Line Design and Wurtele, as set forth in the Acquisition Amendment Agreement. At that time, the Company, On Line Design Ltd. and Wurtele entered into an amended management consulting agreement (the "Amended Management Consulting Agreement"). The terms and conditions of the Amended Management Consulting Agreement are discussed below under the heading
 "Item 6. Business - Employees."

The services of Wurtele were provided to the Company pursuant to the Original Management Consulting Agreement from February 16, 1999 to September 10, 1999. The consulting services provided were agreed to include management of the WorldBid Business as well as meeting with and making presentations to potential investors of the Company. The Company paid to On Line Design a management consulting fee of $5,000 US per month in consideration for On Line Design providing the consulting services of Wurtele. The Company also paid to On Line Design a bonus of $5,000 upon execution of the Original Management Consulting Agreement and an additional bonus of $10,000 at the three month anniversary of the commencement of the Original Management Consulting Agreement. The consulting services included management and continued development of the WorldBid Business. The term of the Management Consulting Contract was originally for a period of one year expiring on February 16, 2000.

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Prior to execution of the Acquisition Amendment Agreement, the
Acquisition Agreement had provided that Databoat would have the option to cause the WorldBid Business to be returned to Databoat in the event the Company defaulted on its obligations pursuant to the Original Management Consulting Agreement. As discussed below, the parties have terminated this right pursuant to the Acquisition Amendment Agreement.

Terms and Conditions of Acquisition Agreement

The Company issued the Databoat Shares to Databoat pursuant to the Acquisition Agreement in consideration of the transfer by Databoat to the Company of the assets, technology, property and rights comprising the WorldBid Business as it existed at closing on February 16, 1999.
 The Acquisition Agreement provided for circumstances in which the WorldBid Business could have been transferred back to Databoat at the option of Databoat. These circumstances were: (i) the failure of the Company to advance to the WorldBid Business a total of $300,000 by February 16, 2000 in accordance with the schedule of advances incorporated into the Acquisition Agreement; (ii) the termination of the Original Management Consulting Agreement as a result of the failure of the Company to perform its obligations; and (iii) the failure of the shares of the Company to be listed or quoted for trading on any public trading market within 18 months of the closing of the Acquisition Agreement. In the event that the WorldBid Business was transferred back to Databoat, the Databoat Shares would be returned to the Company and canceled. Databoat has agreed to terminate its right to cause the WorldBid Business to be transferred back to Databoat by execution of the Acquisition Amendment Agreement.

The Acquisition Agreement also provided that Company could cause Databoat to return the Databoat Shares to the Company for cancellation in the event that the Company determined not to proceed
with the development of the WorldBid Business.   The WorldBid
Business would have been transferred back to Databoat in the event that the Company had exercised this option. The Company has agreed to terminate its right to cause the Databoat Shares to be returned to the Company by execution of the Acquisition Amendment Agreement.

In the event that either the Company or Databoat had exercised their respective rights to cause the Databoat Shares to be returned to the Company and the Business to be returned to Databoat, then the Company would have had no business assets, but would have retained any cash raised through equity financings and not applied to the Business. As discussed below, the rights of both the Company and Databoat to cause the Databoat Shares to be returned to the Company and the Business to be returned to Databoat were terminated upon execution of the Acquisition Amendment Agreement.

The Acquisition Agreement also provided that the directors of the Company would consist of Logan Anderson and two representatives of the group providing financing to the Company, as directed by Logan Anderson, until February 15, 2000. After February 15, 2000, the directors of the Company were agreed to consist of Scott Wurtele, Logan Anderson or his nominee, and one representative appointed by Databoat.

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Terms and Conditions of the Acquisition Amendment Agreement

The Company entered into the Acquisition Amendment Agreement with Databoat, On Line Design and Wurtele on September 10, 1999 in order to reflect the agreement of the parties that the WorldBid Business had achieved certain milestones that justified amendment to the original Acquisition Agreement and the agreements executed pursuant to the Acquisition Agreement. The material terms of the Acquisition Amendment Agreement are summarized as follows:

(1)	The Company agreed to terminate its right to elect not to pursue development and commercialization of the Business and to cause
Databoat to deliver the Company Shares back to the Company.


(2)	Databoat agreed that the Company had completed the expenditures required to be spent on the Company's business plan in the amounts required by the Acquisition Agreement. Accordingly, Databoat agreed to terminate its right to cause the WorldBid
Business to be returned to Databoat in the event that the Company did not advance to the WorldBid Business sufficient funds for the Company to complete the expenditures set forth in the Company's business plan.

(3)	Databoat agreed to terminate its right to purchase the Business from the Company in the event that the shares of the Company were not listed or quoted for trading on any public trading market within the time frame specified in the Acquisition
Agreement.

(4)	Wurtele agreed to provide his services to the Company pursuant to an amended management consulting agreement dated September
10, 1999 (the "Amended Management Consulting Agreement").
Accordingly, the parties agreed to terminate the Original
Management Consulting Agreement. In addition, Databoat agreed to terminate its right to cause the WorldBid Business to be returned to Databoat in the event that the Company defaulted on its obligations pursuant to the Original Management Consulting
Agreement.

(5)	The Company and Databoat agreed to enter into an amended escrow agreement with Cane & Company, as escrow agent, dated September
10, 1999 (the "Amended Escrow Agreement") in order to give effect to the agreement of the parties to terminate the rights of the Company and Databoat to cause the WorldBid Business to be returned to Databoat and the Databoat Shares to be returned to the Company.

(6)	Wurtele agreed to join the board of directors of the Company.

(7)	The Agreement with respect to the appointment of directors of the Company, as set forth in the Acquisition Agreement, was amended to provide that: (i) Scott Wurtele would be appointed a director of the Company effective September 10, 1999; and (ii) the board of directors of the Company would consist of five directors as of February 16, 2000, two being appointed as nominees of Logan Anderson and three being appointed as nominees of Scott Wurtele. Wurtele is to be appointed Chairman and Logan Anderson is to continue as Chief Executive Officer.

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Amended Escrow Agreement

Cane & Company, LLC continues to hold the Databoat Shares in trust pursuant to the Amended Escrow Agreement. The Amended Escrow Agreement provides that the Databoat Shares are to be released to Databoat over a period expiring February 15, 2003, in accordance with the escrow release schedule in the Amended Escrow Agreement.
Databoat will be entitled to exercise all voting rights of the Databoat Shares held in escrow throughout the term of the Amended Escrow Agreement.

Agreements Attached as Exhibits

A copy of the Acquisition Agreement, the Escrow Agreement, the Original Management Consulting Agreement, the Acquisition Amendment Agreement, the Amended Escrow Agreement and the Amended Management Consulting Agreement are attached to this registration statement as an exhibit. The information provided in this registration statement with respect to each of these agreements is qualified in its entirety by reference to the complete texts of each agreement.

DEVELOPMENT OF THE WORLDBID BUSINESS

The development of the Web Site was started by Databoat in September, 1998. While the Web Site was operational at the time of its acquisition by the Company, the Company determined that the functionality and presentation of the Web Site required upgrading prior to the Company being able to market and solicit advertisements for the Web Site.

The Company has proceeded with the development of the WorldBid
Business since completion of its acquisition from Databoat.   The
Company's development of the Web Site has included a complete restructuring of the Web Site which was comprised of the following elements:

1.    Re-design of the graphics and presentation of the Web Site;

2. Expansion of the functionality of the Web Site to include additional features, including posting of goods offered for sale and expanded e-mail notifications capabilities;

3. Expansion and upgrading of the Company's computer hardware and programming in order to expand the functionality and capacity of the Web Site;

4. Addition of search capabilities in order that users can search for products by description or product codes;

5. Expansion of the number of categories within the Web Site from 20 to 420.

The Company incurred expenses in the amount of $30,301 in connection with software development and development of the Web Site from February 15, 1999 to April 30, 1999. These software and web site development expenses included the activities described above.

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The Web Site is presently fully operational.  The Company has reached a database of over 8,000 business parties who have completed postings on the Web Site. The Company completed over 4,000,000 e-mail trade notifications during August, 1999.

With the restructuring of the Web Site complete, the Company is now commencing the marketing of the advertising potential of the Web Site in order that the Company can start to earn revenues.

FUNCTION OF THE WORLDBID WEB SITE

The Web Site is used by businesses as follows:

Buyers

Each business interested in purchasing a product is given the opportunity to place a "Request for Tender/ Procurement/ or Offer to Buy" on the Web Site. Each business user selects the applicable category for their area of interest and enters in a description of the products or services sought, together with the contact and e-mail
information.   Each request for tender is automatically delivered by
e-mail to each business that has entered the Web Site and entered its contact information with the request that they receive information regarding specific products or services. Each business can also enter its e-mail address in order to receive e-mail notifications from potential sellers in their category of interest.

Sellers

Each business that is interested in completing a sale is given the opportunity to post offers to sell on the Web Site. Each business user selects a category of their offer for sale and then enters in a description of the products or services to be sold, together with the
business users' contact and e-mail information.   Each offer to sell
is automatically delivered by e-mail to each business that has entered the Web Site and entered its contact information with the request that they receive information regarding specific products or services which are offered to sale. Each business which is interested in completing a sale can also enter its e-mail address in order to receive e-mail notifications from potential purchasers in their category of interest.

Requests for E-Mail Notifications

The Web Site can also be used by businesses that do not wish to enter requests for tender or offers for sale. Business users may select a category of interest and view posted requests for tenders and offers to sell. Business users may enter their e-mail contact information in order to receive notifications of any request for tender or offer to sell within a category of interest.

Categories

The format of the Web Site allows for a broad variety of categories and sub-categories, thereby appealing to a wide variety of potential business users. Businesses can request additional categories and

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sub-categories at the Web Site by e-mailing the Company via the Web
Site. The Company believes that this flexible format will enable the Company to attract a broad range of businesses who presently do not have any conventional means of requesting tenders or obtaining requests for their products or services. The global nature of the Internet and its ability to be accessed world-wide enables the Web Site to be used by businesses to access markets outside their geographic region. The Company's experience is that approximately 75% of the users of the Web Site who have posted requests for tender or offers for sale on the Web Site are from countries outside of the United States.

Development Focus

The Company has developed the format of the Web Site in order to encourage use by businesses from around the world in the international trade community. The Company believes that the international focus of the Web Site offers a competitive advantage over competing trade sites which often limit their focus to specific geographic regions. The Company has also focused on enabling the Web Site to facilitate trade in goods which are often the subject of international trade, such as industrial goods and commodities.

No Auction or Transaction Completion Process

The Web Site does not conduct any auction or similar transaction completing process. The Web Site is a means for interested parties to make contacts and pursue negotiations between themselves. The Company is not involved in the negotiation of the price or any terms of any contract between potential purchasers and suppliers.

REVENUES

The Company's business plan is to use the Web Site to earn revenues from the following sources:

1. advertising placed on e-mails which are transmitted via the Web Site to businesses;

2. usage fees charged to businesses for posting requests for tender and offers for sale on the Web Site;

3. referral fees earned by the referral of users of the Web Site to web sites operated by other companies.

Advertising Revenues

The Company plans to sell advertising placed on e-mails which are transmitted via the Web Site to businesses. The Company has started to enter into advertising sales contracts on a trial basis. The Company has achieved minimal revenues from advertising to date.

Advertising on e-mails is a new and emerging means of advertising products and services using the Internet. The Company plans to use its business format and the e-mail notifications generated by use of

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the Web Site to sell advertising on e-mail notifications.  The
Company will target advertisers involved in the business of trade and international trade and advertising agencies with clients involved in the business of trade and international trade. The targeted marketing group will include companies such as over-night courier services, insurance agents and customs brokers as potential advertisers on the Web Site. The Company anticipates advertising revenue would be based on a fee per number of e-mails delivered.

Advertising on e-mails is a new form of advertising that has yet to achieve broad based commercial acceptance. The Company anticipates having to incur significant market efforts in order to persuade advertisers of the benefits of advertising on e-mails. The Company is pursuing negotiations with advertising agencies as a means of concentrating its market efforts. Advertising agencies have multiple clients to whom they may present the Company's advertising format.

The Company has determined that independent verification of use of the Web Site and e-mail notifications is an essential element of the Company being able to market the advertising potential of the Web Site. Accordingly, the Company has retained an independent auditor to verify the e-mail notifications sent by the Company via the Web Site. Independent audit reports will be submitted to advertising agencies and potential advertisers as support for the Company's claimed e-mail notification rates.

Fee for Posting Requests for Tenders and Offers for Sale

The Company is considering charging fees for permitting businesses to make postings on the Web Site. The Company has not charged any fees to businesses using the Web Site to date in order to encourage usage of the Web Site and to expand the base of businesses using the Web Site and receiving e-mail notifications.

The Company is in the process of evaluating this revenue opportunity as usage of the Web Site increases. The Company plans to charge fees to businesses once the volume of usage on the Web Site has increased to a level where businesses are prepared to pay a fee to post requests for tenders and to receive e-mail information.

Referral Arrangements

The Company also proposes to pursue arrangements with other companies whereby the Company may earn a commission or fee based on referral made to web sites operated by other companies. The Company presently does not have any revenue earning referral arrangements in place.

Future Revenue Streams

The Company will continually evaluate alternate revenue streams for the Web Site and the WorldBid Business. The Internet electronic commerce market is rapidly evolving and presenting businesses with new revenue opportunities. This rapid evolution can also result in existing revenue streams being reduced or eliminated due to technological change and competition.

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BUSINESS DEVELOPMENT STRATEGY AND PLAN OF OPERATIONS

The business objective of the Company is to establish the Web Site as the premier business-to-business Internet web site for world trade.
 The Company believes that the achievement of this objective will result in increased usage of the Web Site by businesses and increased volumes of e-mail notifications being transmitted by the Company.
The achievement of increased use of the Web Site and transmission of e-mail notifications are essential components of the Company being able to achieve revenues.

The Company's plan of operations for the next twelve months involves pursuing its business objectives using the following key business development and marketing strategies:

Develop Advertising Sales for the Web Site

The Company plans to develop relationships and arrangements with advertising agencies and advertisers who are prepared to advertise on e-mail notifications transmitted via the Web Site. The Company will attempt to enter into its first advertising contracts for the Web Site. The Company plans to use the independent audit report of usage of the Web Site and e-mail notification transmissions as a basis for commencing sales to advertisers directly and through advertising agencies.

Evaluate Implementation of Usage Fees for the Web Site

The Company will continue the evaluation of charging usage fees to
businesses using the Web Site.   The Company anticipates commencing
to charge usage fees to businesses once the Company has determined that usage of the Web Site has increased to a level where businesses are prepared to pay to place postings on the Web Site without a significant decrease in overall usage of the Web Site

Initiate Advertising and Promotional Campaigns for the Web Site

The Company will attempt to increase the visibility and brand recognition of the WorldBid Business through a variety of marketing and promotional techniques.

The Company intends to undertake an advertising program now that the restructuring of the Web Site has been completed. The advertising campaign may involve advertising on complementary Internet web sites and in complementary print media. The Company has yet to finalize any advertising campaign. There is no assurance that any advertising campaign undertaken by the Company will be successful in increasing usage of the Web Site.

The Company will pursue co-marketing arrangements with other web-sites on the Internet through cross-linking. The Company may post links to other web-sites in return for the other web-sites posting the Company's links. The Company proposes to pursue cross-linking only where there is the potential of a mutually beneficial relationship with other web-sites.

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The Company will also use consistent graphics and presentation to reinforce brand recognition with users.

The Company believes that broad based recognition of the Web Site is essential to the success of the WorldBid Business. The business of the Company and its financial performance will be harmed if the Company is not successful in building strong recognition of the Web Site.

Offer a Unique Internet World Trade Site

The Company has developed the format of the Web Site to be a unique Internet web site for business-to-business electronic commerce by using its system of e-mail notifications. The system of e-mail notifications differentiates the Web Site from other web sites which simply offer the ability to post offers for sale or requests for
tender.   The Company will pursue additional features for the Web
Site in order to increase the level of service to business to users and to further differentiate the Web Site from competing web sites.

Expand the Features of the Web Site

The Company will pursue additional features for the Web Site in order to enhance the functionality of the Web Site. Features to be added to the Web Site to expand its functionality may include:

1. Adding translation software to e-mail notifications in order that businesses can communicate in their first language;

2.    Addition of additional categories of products and services;

3. Hypertext links to other complementary trade sites which would provide businesses with information which may be helpful in completing business transactions;

4.    Filtering options for users conducting searches on the Web Site;

5.    Multi-lingual pages within the Web Site.

The Company recognizes that competition will demand that the design, operation, functionality, features and capacity of the Web Site be continually upgraded. The Company plans to evaluate upgrades to the design, operation, functionality and capacity of the Web Site on an ongoing basis.

Promote Repeat Visits by Users

The Company has designed its Web Site with an attractive presentation and with functional and easy to use features with the objective of encouraging repeat usage of the Web Site. The Company has recognized that potential users may not have strong computer skills or may not have English as their primary language. According, the Company will continue its focus on making the Web Site easy to use and intuitive.
 The Company believes that repeat usage will lead to a greater number of businesses

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entering postings on the Web Site and a greater number
of e-mail notifications being transmitted through the Web Site.

Monitor Usage of the Web Site and Develop User Profiles

The Company believes that increased information regarding the businesses using the Web Site will assist the Company in marketing the Web Site and developing revenues and business transactions which are completed via the Web Site. At present, the Company gathers minimal information regarding users of the Web Site. The Company is proposing to expand the capability of the Web Site to obtain personal and business profile information regarding businesses using the Web Site. This information will assist the Company in marketing the Web Site to advertisers who may be prepared to pay to advertise on the Web Site and on e-mail notifications. Information regarding the location, nature of business, wealth and other marketing criteria of users of the Web Sites will assist in developing user profiles which will assist in marketing the advertising potential of the Web Site.

The Company will not disclose the private information of any user of the Web Site and will not sell any e-mail addresses. Any information used by the Company will be used exclusively for the purpose of establishing user profiles to assist in the sale of advertising of the Web Site. Any information presented in an aggregated format to establish user profiles and market characteristics.

The Company Expects Operating Losses

The Company incurred a loss of $40,086 for its first fiscal year ending April 30, 1999. The Company expects that the stated plan of operations will result in operating losses until such time as significant revenues are achieved. This expectation is based in part on the following:

1. The Company will incur substantial marketing expense in order to advertise and promote the Web Site and increase usage of the Web
Site

2. The Company expects that increase usage of the Web Site will lead to increased operating expenses and require additional capital expenditures on new computer equipment, software and technology.

3. The Company expects operating expenses to continue to increase as the Company expends the functionality and technical capabilities of the Web Site.

4. The Company expects operating expenses to increase as the Company solicits potential advertisers and attempts to enter into agreements for advertising on the Web Site.

5. The Company expects operating expenses to increase as the Company undertakes to implement programs to monitor usage of the Web Site and develop customer profiles of Web Site users.

While the Company has received some revenues from its business operations, the revenues received to date are minimal in comparison to the Company's current operating expenses. In general, the Company

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expects to incur operating losses for the foreseeable future. To the extent that increases in operating expenses are not matched by increased revenue, the Company's business, operating results and financial condition will be harmed.

The Company's plan of operations includes forward looking statements.
 Actual results of the Company and the Company's actual plan of operations may differ materially from the stated plan of operations.
 Factors which may cause the actual results of the Company or its actual plan of operations to vary include decisions of the board of directors not to pursue the stated plan of operations based on re-assessment by the board of directors of the plan which is in the best interests of the Company, changes in the Internet business or general economic conditions.

EMPLOYEES

As of November 2, 1999, the Company had two employees, including Mr. Logan Anderson, President of the Company and Mr. Howard Thomson,
Secretary/ Treasurer of the Company. In addition, the Company has ten (10) full-time equivalent contract personnel.

The services of Mr. Logan Anderson as President of the Company are provided pursuant to an employment agreement dated August 31, 1999 between the Company and Mr. Anderson (the "Anderson Employment Agreement"). The services provided by Mr. Anderson pursuant to the Anderson Employment Agreement include exercising general direction and supervision over the business and financial affairs of the Corporation, providing overall direction to the management of the Corporation and performing such other duties and observing such instructions as may be reasonably assigned to his from time to time in his capacity of President by the Board of Directors. Mr. Anderson is required to devote approximately 15% of his business time to the business of the Company until such time as the Company's positive working capital equals or exceeds $750,000 at which time Mr. Anderson has agreed to devote approximately 80% of his business time to the Company to the business of the Company. The Company currently pays Mr. Anderson a salary of $1,000 per month. The Anderson Employment Agreement provides that this salary will increase to $7,500 per month upon Mr. Anderson being required to devote 80% of his business time to the business of the Company. The term of the Anderson Employment Agreement is for a term of one year, provided that the Company can terminate without cause upon the payment to Mr. Anderson of an amount equal to the greater of $30,000 or six months salary. Mr. Anderson may terminate the Anderson Employment Agreement upon three months
written notice to the Company.   The Anderson Employment Agreement
may only be renewed for additional terms upon the written agreement of Mr. Anderson and the Company, including agreement upon the salary for the subsequent term. Mr. Anderson provided his services to the Company from February 15, 1999 to August 31, 1999 without cost to the Company. Mr. Anderson devotes approximately15% of his business time to the business of the Company.

The services of Mr. Howard Thomson as Secretary and Treasurer of the Company are provided pursuant to a written employment agreement dated August 31, 1999 between the Company and Mr. Thomson (the "Thomson Employment Agreement"). The services provided by Mr. Thomson pursuant to the Thomson Employment Agreement include ensuring that proper records of the Company are maintained, supervising and advising on the conduct of the financial affairs of the Company, ensuring that proper financial and administrative records are maintained by and for the Company and coordinating all auditing
functions of the Company.   Mr. Thomson is required to devote
approximately 15% of his business time to the business of the Company until such time as the Company's positive working capital equals or exceeds $750,000 at which time Mr. Thomson will be required to devote approximately 80% of his business time to the Company to the business of the Company. The Company currently pays Mr. Thomson a salary of $750 per month. The Thomson Employment Agreement provides that this salary will increase to $5,000 per month upon Mr. Thomson being required to devote 80% of his business time to the business of the Company. The term of the Thomson Employment Agreement is for a term of one year, provided that the Company can terminate without cause upon the payment to Mr. Thomson of an amount equal to the greater of $22,500 or six months salary. Mr. Thomson may terminate the Thomson Employment Agreement upon three months written notice to the Company.
  The Thomson Employment Agreement may only be renewed for additional terms upon the written agreement of Mr. Thomson and the Company, including agreement upon the salary for the subsequent term. Mr. Thomson provided his services to the Company from February 15, 1999 to August 31, 1999 for a monthly consulting fee of $750 per month. Mr. Thomson devotes approximately 15% of his business time to the business of the Company.

The services of Mr. Scott Wurtele, as operations manager of the Company, are provided pursuant to the "Amended Management Consulting Agreement dated September 10, 1999 between the Company, On Line Design and Mr. Wurtele. The services provided by Mr. Wurtele pursuant to the Amended Management Consulting Agreement include management of the day to day operations of the WorldBid Business. Management of the day to day operations of the WorldBid Business are deemed to include meeting with and making presentations to potential investors of the Company. The term of the Amended Management Consulting Agreement is for a term expiring on February 15, 2001. The Company currently pays On Line Design a consultant fee of $5,000 per month pursuant to the Amended Management Consulting Agreement. The consultant fee will increase to $7,500 per month for the period from February 15, 2000 to February 15, 2001. Mr. Wurtele provided his services to the Company from February 15, 1999 to September 10, 1999 pursuant to the Original Management Consulting Agreement. As discussed above, the Original Management Consulting Agreement was terminated upon execution of the Amended Management Consulting Agreement. Mr. Wurtele devotes all of his business time to the business of the Company.

The names and duties of the Company's full-time equivalent contract personnel are as follows:

Name of
Consultant        Duties
----------        ------

Aaron McNeal      Head Programmer; E-mail Notifications, Security
Jonathan Knopp    Advertisement Management Software
Paul Wagorn       Automation of Postings
Nick Sysek        Sales
Gordon Merkel     Marketing and Customer Relations
Ken Domries       Electronic Marketing
Wendy Wurtele     Administration; Accounting; Payroll;
                  Web Site Graphic Design
Daniel Wurtele    Web Site Design and Operation

Penny Domries     Postings Review

The Company has entered into written consulting agreements with each of the above contract personnel. Each consulting contract is terminable by the Company at the Company's option without penalty on not more than one month's notice. The Company provides each full time consultant with a computer and related peripherals in order that the consultant can perform their services to the Company. The consultants provide their services from their personal residences using the Internet and a corporate Intranet to access the Company's servers and communicate with the Company's head office. The Company retains ownership of any computer and related peripherals provided to any full time consultant.

The Company's future performance depends upon the continued contributions of members of senior management and other key personnel. The Company does not have long-term employment agreements with any of its key personnel and does not maintain key person life insurance. Competition for attracting and retaining personnel in the industry is intense, and the Company needs to succeed in the future.
 If one or more of its key personnel leaves and/or joins or forms a competitor, this could have a harmful effect on the Company's business.

TECHNOLOGY

The Company uses a combination of proprietary technology and commercially available licensed technology to operate the Web Site.

Proprietary Technology

The Company is the owner of proprietary software developed by the Company which is incorporated into the Web-Site. This proprietary software includes search engine software, advertising management software and certain web site management tools. The Company continues the development of proprietary software to enhance and expand the capabilities of the Web-Site in circumstances where commercial third party software is not available. The Company believes that this continued development is essential to the commercial success of the WorldBid Business.

Operations

The Company owns the servers that host the Web-Site.   The Company
acquired its servers in May, 1999. The Company's server is located in Vancouver, British Columbia on the premises of NetNation Communications Inc., the Company's Internet service provider, at 2040-555 West Hastings Street, Vancouver, British Columbia.
NetNation Communications provides the Company with the following services: Internet connection services, Internet band-with, and storage of the Company's servers at NetNation Communications premises. The Company does not have any agreement directly with NetNation Communications but receives services through an Internet service provider agreement between NetNation Communications and Databoat. The Company pays a monthly fee to Databoat as reimbursement to Databoat of the expenses incurred by Databoat in connection with the services provided by NetNation. This expense is approximately $1,000 per month and varies according to band-width consumed by the Company. The Company anticipates that this expense will increase as usage of the Web Site and the volume of e-mail notifications delivered increases. Databoat had provided these services at no cost to the Company for a four month period following the execution of the Acquisition Agreement. The Company currently pays a monthly fee to the Company's system administrators who manage, monitor and operate the Web Site via remote access.

The operation of the Company's servers that host the Web Site depends on operating system software, database software, and server software that has been developed, produced by and licensed from third parties.
 The Company licenses commercially available technology whenever possible instead of purchasing custom-made or internally developed
solutions.   The software licensed by the Company is commercially
available software and is not software developed specifically for the Company.

Internet Gateway

The Company does not own a gateway onto the Internet, but instead relies on an Internet service provider to connect the Web Site to the
Internet.   The Company uses Internet service providers to provide
connectivity to the Internet, Internet traffic and data routing services and e-mail services. The Internet service provider provides the Company with a high speed Internet access line to the World Wide Web. The Company believes that these telecommunication and Internet service facilities will need to be upgraded in the future as usage of the Web Site increases.

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

The Company's performance and ability to compete are dependent to a significant degree on its proprietary technology. The Company relies on a combination of trademark, copyright and trade secret laws, as well as confidentiality agreements and non-compete agreements executed by employees and consultants as measures to establish and protect its proprietary rights.

The Company has applied for registration of the "WorldBid" trademark in the United States. The Company submitted an application to the United States Patent and Trademark Office on June 4, 1999 for a service mark "WORLDBID" for use in connection with the services provided by the Company. There can be no assurance that the Company will be able obtain a trademark for "WorldBid" or to secure significant protection for its service marks or trademarks. If granted, the issuance of a trademark will not be definitive of the Company's right to use the trademark in conjunction with the Company's services. The Company's rights would be subject to (i) the Act of July 5, 1946 (U.S.C. 1051 et. Seq., as amended); (ii) state and common low rights which generally confer rights based, among other things, on having been the first person to use the trademark, the distinctiveness of the trademark and the potential confusion with other trademarks, whether registered or not.

The Company is the owner of the "www.worldbid.com" domain name.   It
is possible that competitors of the Company or others will adopt Internet domain names or product or service names similar to "WorldBid", thereby impeding the Company's ability to establish recognition and usage of the Web Site and creating confusion amongst users and potential users of the Web Site.

RESEARCH AND DEVELOPMENT EXPENDITURES

Since the acquisition of the WorldBid Business in February, 1999, the following amounts have been spent by the Company on research and development activities:

                                                February 16, 1999
                                                To
                                                April 30, 1999
                                                -----------------

Research and Development Operating Expenditures:       $29,137

Development Expenditures Capitalized as Assets:        $30,301
                                                       -------
Total Research and Development Expenditure             $59,438
                                                       =======


Research and development activities have consisted of the development of the Web Site and programming and software developments associated with the Web Site.

INDUSTRY BACKGROUND

Growth of the Internet and the World Wide Web (the "Web")

The Internet and the Web are experiencing dramatic growth in terms of the number of Web users. The growth in the number of Web users and the amount of time users spend on the Web is being driven by the increasing importance of the Internet as a communications medium and an information resource and a sales and distribution channel.

Growth of Online Electronic Commerce

The Internet is dramatically affecting the methods by which consumers and businesses are buying and selling goods and services. Electronic commerce offers the opportunity for businesses to establish new competitive standards by expanding distribution channels, integrating internal and external processes and offering a cost-effective method of providing products and services. The Internet provides online businesses with the ability to reach a global audience and to operate with minimal infrastructure, reduced overhead and greater economies of scale, while providing consumers and businesses with a broad selection, increased pricing power and unparalleled convenience. As a result, a growing number of parties are transacting business on the Web.

The World Trade Market on the Internet

The Company has identified a need in the international business community for an Internet web site which can connect businesses involved in national and international trade at an economical cost. The traditional methods of information delivery and communications between businesses involved in international trade, including trade magazines, telephone and trade conferences, contain inherent inefficiencies, including:

A.	Trade publications and print media are costly and offer limited circulation;

B.	Expansion of business beyond traditional boundaries is expensive due to the high cost of marketing, travel and promotional expenses;

C.	Language barriers limit the ability of businesses to
communicate.

The Internet provides a medium for business throughout the world to communicate and start the process of entering into business transactions. The Company proceeded with the acquisition of the WorldBid Business with the objective of capitalizing on the demand for a world trade Internet web site.

COMPETITION

While the Company's objective is to develop a unique world trade Internet web site, the Company currently or potentially competes with a variety of other companies depending involved in facilitating business transactions via the Internet. These competitors include:
(i) direct competing Internet web sites, including VerticalNet.Com, Inc., Tradecompass.com, Chemdex.com, Plasticnet.com, commerceone.com and the United Nations Trade Web Site businesses; (ii) traditional business-to-business competitors that are attempting to expand their existing businesses to electronic commerce; and (iii) traditional business-to-business advertising and commerce competitors, including trade magazines and trade associations

The Company's business plan anticipates that revenue will be earned from advertising revenue. There is no assurance that potential advertising revenues will not decrease with the growth in electronic
commerce and competition from competitors.   The presence of existing
or future competition may impair the ability of the Company to charge user fees to businesses who place postings on the Web Site and receive e-mail notifications.

The Company anticipates that competition in the electronic commerce market will increase in the future as electronic commerce is characterized by low barriers to entry. Moreover, current and potential competitors may expand the capabilities of their web sites to compete directly with the Web Site. Accordingly, it is possible that new competitors or alliances among competitors may emerge and attract users and potential users from the Web Site. In addition, potential users may elect to sell their products directly without use of the Web Site.

Increased competition may result in the reduction in potential advertising and usage fees, the reduction of user of the Web Site and the inability of the Company to generate business acceptance of the Web Site. Each of these factors would likely result in increased operating costs and the inability to generate revenues, any one of which could materially adversely affect the Company's business, results of operations and financial condition. Many of the Company's current and potential competitors have significantly greater financial, marketing, customer support, technical and other resources than the Company. As a result, such competitors may be able to attract potential users away from the Web-Site, and they may be able to respond more quickly to changes in customer preferences or to devote greater resources to the development, promotion and sale of their web-sites than can the Company.

GOVERNMENT REGULATION

The Company's experience is that the Web Site is used by users from multiple state and international jurisdictions. While the Company does not directly participate in any transaction completed between businesses using the Web Site, the Company transmits e-mails to users across international and state boundaries. There is a risk that these e-mail transmittals may be the subject of government regulation in the future or that governments will interpret their laws as having jurisdiction over the Company and its business. Applicability of these laws may have the result that the Company being prohibited from transmitting e-mails to users in certain states or countries or that the Company may have to incur increased expense in order to transmit e-mails to users in certain states or countries.

Due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet generally, covering issues such as user privacy, pricing, and characteristics and quality of products and services. Similarly, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business over the Internet. The adoption of any additional laws or regulations may decrease the growth of commerce over the Internet, increase the Company's cost of doing business or otherwise have a harmful effect on the WorldBid Business.

The Company may have to qualify to do business in other jurisdictions. As the Company's Web Site is available over the Internet in multiple states and foreign countries, and as the users of the Web Site are resident in such states and foreign countries, such jurisdictions may claim that the Company is required to qualify to do business as a foreign Company in each such state and foreign country. Failure to qualify as a foreign Company in a jurisdiction where required to do so could subject the Company to taxes and penalties.

The Company is not aware of any environmental laws which are applicable to the operation of the WorldBid Business.

YEAR 2000 RISK

Background

Computer systems, software packages, and microprocessor dependent equipment may cease to function or generate erroneous data when the Year 2000 arrives. The problem affects those systems or products that are programmed to accept a two-digit code in date code fields. To correctly identify the Year 2000, a four-digit date code field will be required to be what is commonly termed "Year 2000 compliant."

Readiness

The Company has completed an assessment of all internal systems and operations to determine Year 2000 compliance. The Company's assessment has included an assessment of computer hardware systems and web site operations systems. The Company has determined that its internal computer hardware systems and web site operations systems and operations are Year 2000 compliant. As such, the Company does not anticipate any material adverse operational issues to arise from the Year 2000 problem affecting internal systems and operations.

The Company has completed upgrading of all third party licensed software to ensure Year 2000 compliance. The Company has relied upon the written representations of each of the third parties from whom the Company licenses third party software that the upgraded software is Year 2000 compliant. While the Company has relied upon representations by third parties, the Company cannot give any assurance that all third party licensed software will be Year 2000 compliant.

The Company has investigated the Year 2000 compliance of all computer hardware purchased by the Company since commencement of operations. The Company has relied upon representations by hardware manufactures that all computer hardware purchased is Year 2000 compliant. While the Company has relied upon representations by manufacturers, the Company cannot give any assurance that all computer hardware will be Year 2000 compliant.

The Company has made inquires of its Internet service provider, NetNation Communications, Inc. ("NetNation"), as to the Year 2000 compliance of the Internet service provider's systems and operations.
 NetNation has given oral representations to the Company that the its systems and operations are Year 2000 compliant. The Company has requested written confirmation of NetNation Year 2000 compliance representations as part of its Year 2000 compliance plan. However, there is no assurance that the Company will not be affected by Year 2000 problems arising from problems with the Internet service provider's systems and operations or experienced by the Internet service provider as a result of third party problems.

Risks

The Company may realize exposure and risk if the systems for which it is dependent upon to conduct day-to-day operations are not year 2000 compliant. The Company's worst case scenario would be the inability of the Web Site to function due to the inability of the computer hardware systems and web site operations systems to function properly and disruptions to telecommunications services experienced by Internet service providers and their users throughout the world. Under this worst case scenario, the Company would not be able to continue operations and the Web Site would be inoperable until such time as the Company had replaced or upgraded computer hardware or
software components.   If the Year 2000 problem affects the Company's
Internet service provider, the Web Site would remain in operable until the Internet service provider re-commenced operations or until a replacement Internet service provider had been found. In a worst case scenario, the Year 2000 problem will result in increased expense to the Company and decreased revenues being earned from the Web Site or the delay the realization of revenues from the Web Site.

Estimated Year 2000 Costs

The Company estimates that its total internal cost for ensuring Year 2000 compliance for all internal systems to date to be less than $10,000. The Company anticipates incurring internal costs of less than $10,000 in completing its Year 2000 compliance plan. The Company has not incurred any external cost in ensuring Year 2000 compliance in view of the fact that the Company has only recently commenced operations and has purchased computer hardware and software on the basis of representations by manufacturers as to Year 2000 compliance.

Contingency Planning

The Company has developed a contingency plan to address situations that may result if the Company is affected by Year 2000 problems.
The contingency plan includes multiple back-ups of all computer
databases.   The Company will continue to back-up all computer bases
every second day, both before and after January 1, 2000. The Company maintains and will continue to maintain five separate back-ups of its databases at all times. The Company will continue to ensure that any computer hardware or software purchased prior to January 1, 2000 is Year 2000 compliant.

The Company is unable to make a contingency plan that will cover the situation that may arise if any significant number of the computers constituting the Internet fail to process dates properly for the year 2000 and there is a system-wide slowdown or breakdown. The Company's business is dependent on the continued successful operation of the Internet. Any interruption or significant degradation of Internet operations due to Year 2000 problems would significantly harm the Company's business.

RISK FACTORS

The Company faces risks in executing its business plan and achieving revenues. The following risks are material risks which the Company faces. If any of the following risks occur, the business of the Company and its operating results and financial condition could be seriously harmed:

The Company's Short Operating History makes its business difficult to evaluate

The Company acquired the WorldBid Business in February, 1999 and the Web Site began operations on the Internet in October, 1998. Accordingly, the Company has a limited operating history upon which to base an evaluation of our business and prospects. Accordingly, the Company's business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as electronic commerce. To address these risks, the Company must successfully implement its business plan and marketing strategies. The Company may not successfully implement all or any of its business strategies or successfully address the risks and uncertainties that it encounters.

The Company has minimal revenues

The Company's business and marketing strategy contemplates that the Company will earn a substantial portion of its revenues from advertising. There is no assurance that the Company will be able to generate revenues from advertising or that the revenues generated will exceed the operating costs of the WorldBid Business. Advertisers may not accept advertising on e-mails as an acceptable form of advertising. Rates for advertising on e-mails may decrease as the growth of the Internet and electronic commerce brings increased competition. Businesses may not be prepared to pay a fee in order to post requests for tenders or offers for sales on the Web Site or to receive e-mails of requests for tenders.

Operating results are difficult to predict

The Company's future financial results are uncertain due to a number of factors, many of which are outside the Company's control. These factors include:

1.    ability to increase usage of  the Web Site;

2.    ability to generate revenue through the Web Site;

3. the timing, cost and availability of advertising on web sites comparable to the Company's and over other media;

4. the amount and timing of costs relating to expansion of the Company's operations;

5. the announcement or introduction of competing web sites and products of competitors; and

6. general economic conditions and economic conditions specific to the Internet and electronic commerce.

Additional Financing

The Company will require additional financing in order to complete its business plan of operations. The Company has no agreements for additional financing and there can be no assurance that additional funding will be available to the Company on acceptable terms in order to enable the Company to complete its plan of operations. The Company will not be able to continue operations if additional financing is not obtained.

Recognition of the Web Site is essential to growth of the WorldBid
Business

The Company believes that the successful marketing, development and promotion of the Web Site is critical to its success in attracting businesses and advertisers. Furthermore, the Company believes that the importance of customer awareness will increase as low barriers to entry encourage the proliferation of web sites. If the Company is unsuccessful in continuing to build strong recognition of the Web Site, then the Company may not be able to achieve revenues. The marketing and promotion efforts contemplated by the Company may not be successful in increasing business awareness of the Web Site or in enabling the Company to achieve revenues.

The Company depends on third parties for the operation of its business

The Company depends on several third parties in conducting its operations, including the following:

* the Company does not own a gateway onto the Internet, but instead relies on an Internet service provider to connect the Web Site to the Internet; and

* the Web Site depends on operating system, database, and server software that has been developed, produced by and licensed from third parties.

The Company has limited control over these third parties and has no long-term relationships with any of them. If the Company is unable to develop and maintain satisfactory relationships with such third parties on acceptable commercial terms, or if the quality of products and services by such third parties falls below a satisfactory standard, its business could be harmed. Also, the Company's loss of or inability to maintain or obtain upgrades to certain technology licenses could result in delays in developing its systems until equivalent technology could be identified, licensed or developed, and integrated.

The Company depends on its key employees

Competition for qualified personnel in the Company's industry is intense, particularly for software development and other technical staff. The Company believes that its future success will depend in part on its continued ability to attract, hire and retain qualified personnel. None of the Company's employees is represented by a labor union, and the Company considers its employee relations to be good.

Risks of systems failure

Substantially all of the Company's communications hardware and computer hardware is located at a leased facility in Vancouver, British Columbia, Canada. The Company's systems are vulnerable to damage from earthquake, fire, floods, power loss, telecommunications failures, break-ins and similar events. The Company does not presently have fully redundant systems and has not yet completed implementing a formal disaster recovery plan. Despite the Company's implementation of network security measures, its servers are also vulnerable to computer viruses, physical or electronic break-ins, attempts by third parties deliberately to exceed the capacity of the Company's systems and similar disruptive problems. The Company's coverage limits on its property and business interruption insurance may not be adequate to compensate for all losses that may occur.

The Company may be unable to protect its intellectual property

The Company's performance and ability to compete are dependent on a significant degree on its ability to protect and enforce its intellectual property rights, which include the following:

*	proprietary technology;
*	trade names; and
*	domain names, each of which relates to the Company's brand.

The Company may not be able to protect its proprietary rights, and its inability or failure to do so could result in loss of competitive and commercial advantages that the Company holds. See "Business - Intellectual Property." Additionally, the Company may choose to litigate to protect its intellectual property rights if the Company considers that a third party has infringed the Company's intellectual property rights. The Company is not aware of any third party who the Company considers has infringed upon the Company's intellectual property rights. The Company is not currently party to any litigation respecting its intellectual property rights and is not currently contemplating any intellectual property litigation. Any litigation could result in a significant cost of resources and money.
 The Company cannot assure success in any such litigation that it might undertake.

The Company may in the future receive notices from third parties claiming infringement by the Company's software, by the use of the name "WorldBid" or other aspects of the Company's business. The Company is not currently subject to any such claim that would have a material effect on the Company's business or financial condition. However, any future claim, with or without merit, could result in significant litigation costs and diversion of resources including the attention of management which could have a material adverse effect on the Company's business, results of operations and financial condition. In the future, the Company may also need to file lawsuits to enforce the Company's intellectual property rights, to protect the Company's trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation, whether successful or unsuccessful, could result in substantial costs and diversion of resources, which could have a material adverse effect on the Company's business, results of operations and financial condition.

User Acceptance of the WorldBid Business Format is Unknown

The success of the WorldBid business will depend on acceptance of the business format of the Web Site. There is no assurance that businesses will accept the format of the Web Site as an enhancement to completing trade transactions. Businesses have a variety of competing means for which to procure tenders for goods and services, both via the Internet and through traditional commercial means.

Trading of the Company's Common Stock

The Company may in the future be traded on the Nasdaq OTC Bulletin
Board.   There is no assurance that the Company's common stock may be traded on the Nasdaq OTC Bulletin Board or any other public securities market.

Companies traded on the OTC Bulletin Board have traditionally experienced extreme price and volume fluctuations. The Company's stock price may be adversely impacted by factors which are unrelated or disproportionate to the operating performance of the Company. The trading prices of many technology companies' stocks are at or near historical highs and reflect price earnings ratios substantially above historical levels. These market fluctuations, as well as general economic, political and market conditions such as recessions, interest rates or international currency fluctuations may adversely affect the market price of the Company's common stock.

Item 7.  Description of Property

The Company does not own any real property. The Company is currently in the process of establishing its head office in Las Vegas, Nevada.
 The Company anticipates entering into a lease agreement upon the Company finding acceptable premises on agreeable terms.

The Company pays an amount of $680 per month to Ms. Wendy Wurtele, the spouse of Mr. Scott Wurtele, a director of the Company, for rental of the portion of the premises at 6117 Eagle Road, Unit 122, Whistler, British Columbia which is used as office space by On-Line Design Ltd. and Ms. Wendy Wurtele in providing consulting services to the Company. The rental is on a month to month basis and is not the subject of any written agreement.

The Company's physical property consists of its computer hardware
used in connection with the Web Site.   The Company's computer
hardware consists of one Internet web server computer and eight
personal computers and related peripherals.   The Internet web server
is located on the premises of NetNation Communications, the Company's Internet service provider, in Vancouver, Canada. See Item 6. "Description of Business - Technology". The eight personal computers and related peripherals are located with the Company's full time consultants at their personal residences. See Item 6. "Description of Business - Employees".

Item 8.  Directors, Executive Officers and Significant Employees

The following information sets forth the names of the officers and directors of the Company, their present positions with the Company, and their biographical information.

Name                  Age      Office(s) Held
----                  ---      --------------
Logan Anderson        44       Director and President

Howard Thomson        52       Director, Secretary and Treasurer

Scott Wurtele         54       Director

Logan B. Anderson is a director of the Company and is the President of the Company. Mr. Anderson was appointed a director of the Company and its President on August 10, 1998. Mr. Anderson is a graduate of Otago University, New Zealand, with a Bachelor's Degree of Commerce in Accounting and

Economics (1977).  He is an Associated Chartered Accountant
(New Zealand) and was employed by Coopers & Lybrand in New
Zealand (1977-1980) and Canada (1980-1982).  From 1982 to 1992, Mr.
Anderson was Comptroller of Cohart Management Group, Inc., a management service company which was responsible for the management of a number of private and public companies. Mr. Anderson has been Principal and President of Amteck Financial Services Company, a financial consulting service company since 1993. Mr. Anderson has been an officer and director of a number of private and public companies in the past 12 years, including PLC Systems, Inc. and 3D-Systems Inc.

The services of Mr. Anderson are provided to the Company pursuant to the Anderson Employment Agreement. See Item 6. "Description of
Business - Employees".

Howard Thomson is a director of the Company and is the Secretary and Treasurer of the Company. Mr. Thomson was appointed a director of the Company and its Secretary and Treasurer on February 12, 1999. Mr. Thomson was employed from 1981 to 1998 in senior management positions with the Bank of Montreal, including 5 years as Branch Manager, 4 years as Regional Marketing Manager and 5 years as Senior Private Banker. Mr. Thomson retired from the Bank of Montreal in 1998. Mr. Thomson resided in London, England prior to joining the Bank of Montreal and was employed by the National Westminster Bank in England for 13 years. Mr. Thomson is also a director of Skinvisible, Inc., a company which has developed and is marketing an anti-bacterial skin care product and the whose common stock is traded on the OTC Bulletin Board.

The services of Mr. Thomson are provided to the Company pursuant to the Thomson Employment Agreement. See Item 6. "Description of
Business - Employees".

Scott Wurtele is a director of the Company. Mr. Wurtele was appointed a director of the Company on September 10, 1999. Mr. Wurtele provided management services to the Company pursuant to the Original Management Consulting Agreement from February 15, 1999 to September 10, 1999. Mr. Wurtele is the President and controlling shareholder of Databoat. Mr. Wurtele founded Databoat in 1992 and has been employed as President of Databoat since 1992. Databoat is a private company which has developed an Internet boating book web site. Mr. Wurtele was responsible for the development of Databoat as
an electronic commerce company.   Specific goals accomplished by
Databoat under the direction of Mr. Wurtele include the production of a multi-media CD for boating book publications and the establishment of the Databoat web site. Prior to establishing Databoat in 1992, Mr. Wurtele was involved in construction and project management for approximately 20 years.

The services of Mr. Wurtele are provided to the Company pursuant to the Amended Management Consulting Agreement. See Item 6.
"Description of Business - Employees".

Terms of Office

Directors of the Company are appointed for one year terms to hold office until the next annual general meeting of the holders of the Company's Common Stock, as provided by Article 330 of Chapter 78 "Private Corporations" of the Nevada Revised Statutes, or until removed from office in accordance with the Company's by-laws. Officers of the Company are appointed by the Company's board of directors and hold office until removed by the Company's board of directors.

Agreement Regarding Composition of Board of Directors

Mr. Wurtele was appointed a director of the Company upon execution of the Acquisition Amendment Agreement between the Company, Databoat and Mr. Wurtele on September 10, 1999. The Acquisition Amendment Agreement provided that Mr. Wurtele would be appointed a director of the Company upon execution of the Acquisition Amendment Agreement. The Acquisition Amendment Agreement also provides that after February 15, 2000, the directors of the Company will consist of five directors, two of whom will be nominees of Logan Anderson and three of whom will be nominees of Databoat. The Company, Databoat and Mr. Wurtele also agreed that Wurtele will be appointed chairman of the board of directors and Logan Anderson will be appointed Chief Executive Officer of the Company.

Item 9.  Remuneration of Directors and Officers

The following table sets forth certain information as to the Company's three highest paid officers and directors for its first fiscal year ended April 30, 1999. The Company's first fiscal year reflects the period from date of the incorporation of the Company on
August 10, 1998 to April 30, 1999.   No other compensation was paid
or will be paid to any such officers or directors other than the cash compensation set forth above under this Item 6 "Business - Employees".

                  Summary Compensation Table
                  --------------------------

Name of Individual or      Capacities in which           Aggregate
Identity of Group          Remuneration was Received  Remuneration
---------------------      -------------------------  ------------
Logan Anderson             Director and President              NIL

Howard Thomson             Director and Secretary           $1,500
                           Treasurer

Officers and Directors     Directors and Officers           $1,500
of the Company as a Group



Item 10.  Security Ownership of Management and Certain Security
Holders

The following table sets forth, as of November 2, 1999, the beneficial ownership of the Company's Common Stock by each officer and director of the Company, by each person known by the Company to beneficially own more than 10% of the Company's Common Stock outstanding and by the officers and directors of the Company as a group. Except as otherwise indicated, all shares are owned directly.

                Name and address    Number of Shares  Percentage of
Title of class  of beneficial owner of Common Stock   Common Stock(1)
--------------  ------------------- ----------------  ---------------
Common Stock    Databoat
                International
                Limited(3)          3,000,000(3)      50.0%
                6117 Eagle Road,
                Unit 122
                Whistler,
                British Columbia

Common Stock    Logan Anderson        450,000          7.5%
                Director, President
                P.O. Box 1998G
                Seven Mile Beach
                Grand Cayman, BWI

Common Stock    Howard Thomson         55,000          0.8%
                Director, Secretary
                and Treasurer
                1521 Purcell Drive,
                Coquitlam, BC V3E 3B6

Common Stock    All Officers
                and Directors       3,505,000         58.4%
                as a Group
                (3 persons)
------------------------------------------------------------------
(1)	Based on 6,000,000 shares of Common Stock of the Company
issued and outstanding on November 2, 1999.

(2)	Databoat International Limited is the owner of 3,000,000
shares of the Company. Databoat is a private company controlled by Scott Wurtele. Scott Wurtele is the sole director of Databoat and is the President of Databoat.

(3)	Scott Wurtele is a controlling shareholder of Databoat
International Limited, the owner of 3,000,000 shares of the Company's Common Stock

Share Purchase Warrants

The Company has not issued and does not have outstanding any warrants to purchase shares of the Common Stock.

Options

The Company has not issued and does not have outstanding any options to purchase shares of the Common Stock. The Company anticipates approving an incentive stock option plan for its directors, officers and permitted consultants.

Convertible Securities

The Company has not issued and does not have outstanding any securities convertible into shares of Common Stock or any rights convertible or exchangeable into shares of Common Stock

Item 11.  Interest of Management and Others in Certain Transactions

Except as disclosed below, none of the following persons has any direct or indirect material interest in any transaction to which the Company is a party since the incorporation of the Company in August, 1998 or in any proposed transaction to which the Company is proposed to be a party:

(A)   any director or officer of the Company;

(B) any proposed nominee for election as a director of the Company;

(C) any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company's Common Stock; or

(D) any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary of the Company.

The Company has acquired the WorldBid Business from Databoat pursuant to the Acquisition Agreement. The Company has issued to Databoat a total of 3,000,000 restricted shares of common stock of the Company pursuant to the Acquisition Agreement. The Company also entered into the Original Management Consulting Agreement with Mr. Scott Wurtele, a director of the Company, and On Line Design Ltd., a private Company controlled by Mr. Wurtele, whereby the services of Wurtele were agreed to be provided to the Company for a one year term. The Company paid to On Line Design a management consulting fee of $5,000 US per month in consideration for On Line Design providing the consulting services of Wurtele until September 10, 1999, the date of termination of the Original Management Consulting Agreement. The Company also paid to On Line Design a bonus of $5,000 on execution of the Original Management Consulting Agreement and an additional bonus of $10,000 on the three month anniversary of the commencement of the Original Management Consulting Agreement. (See Item 6. - "Description of Business - Acquisition of WorldBid Internet Business - Management Consulting Agreement"). Both Databoat, the principal shareholder of the Company, and On Line Design are controlled by Scott Wurtele.

Databoat is a private company incorporated pursuant to the laws of the Province of British Columbia, Canada and is controlled by Mr.
Scott Wurtele, a director of the Company.    Scott Wurtele is the
sole director of Databoat and is the President of Databoat. Scott Wurtele is the registered owner of 70.5% of the voting common shares of Databoat. Wendy Wurtele, the spouse of Scott Wurtele, is the owner of 13.1% of the voting common shares of Databoat. Daniel Wurtele, the son of Scott Wurtele and Wendy Wurtele, is the owner of 2.6% of the voting common shares of Databoat.

The Company entered into the Amended Management Consulting Agreement with Mr. Scott Wurtele, director of the Company, on September 10,
1999.  See Item 6. - "Description of Business - Employees".

The Company entered into the Anderson Employment Agreement with Mr. Logan Anderson, President and a director of the Company, on August 31, 1999. See Item 6. - "Description of Business - Employees".

The Company entered into the Thomson Employment Agreement with Mr. Howard Thomson, Secretary/ Treasurer and a director of the Company, on August 31, 1999. See Item 6. - "Description of Business -
Employees".

The Company pays an amount of $680 per month to Ms. Wendy Wurtele, the spouse of Mr. Scott Wurtele, a director of the Company, for rental of the portion of the premises at 6117 Eagle Road, Unit 122, Whistler, British Columbia which is used as office space by On-Line Design Ltd. and Ms. Wendy Wurtele in providing consulting services to the Company. The rental is on a month to month basis and is not the subject of any written agreement.

Item 12.  Securities Being Registered

The securities being registered are the shares of the Company's common stock, par value $0.001 per share. Under the Company's Articles of Incorporation, the total number of shares of all classes of stock that the Company shall have authority to issue is 100,000,000 shares of common stock, par value $0.001 per share (the "
Common Stock").   As of November 2, 1999, a total of 6,000,000 shares
of Common Stock are issued and outstanding.

Common Stock

Holders of Common Stock have the right to cast one vote for each share held of record on all matters submitted to a vote of holders of Common Stock, other than votes for the election of directors.
Holders of a majority of the voting power of the capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of the Company's stockholders, and the vote by the holders of a majority of such outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or amendment of the Company's Articles of Incorporation.

In any vote for the election of directors, holders of Common Stock are entitled to exercise a number of votes equal to the number of directors to be elected multiplied by the number of shares held by the stockholder. Each holder of Common Stock may cast all of such votes for a single director or may distribute them among the number of directors to be voted upon or any or any two or more of them, as the stockholder may see fit.

Holders of Common Stock are entitled to receive dividends pro rata based on the number of shares held, when, as and if declared by the Board of Directors, from funds legally available therefor. In the event of the liquidation, dissolution or winding up of the affairs of the Company, all assets and funds of the Company remaining after the payment of all debts and other liabilities shall be distributed, pro rata, among the holders of the Common Stock. Holders of Common Stock are not entitled to pre-emptive or subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to the Common Stock.

Transfer Agent

Pacific Stock Transfer Company of Las Vegas, Nevada is the transfer agent for the Shares.

                             PART II

Item 1. Market Price of and Dividends on the Registrant's Common
Equity and Other Stockholder Matters

There is no present public market for the Company's Common Stock.
The Company anticipates applying to have the Common Stock traded on the OTC Bulletin Board upon effectiveness of this registration statement. There is no assurance that a public market will materialize.

As of the date of this registration statement, there were thirty four
(34) registered shareholders in the Company. The issued and outstanding shares of the Company's Common Stock consists of 6,000,000 shares. Of these issued and outstanding shares, the 3,000,000 shares of the Common Stock beneficially owned by Databoat are the only "restricted shares", as defined pursuant to the
Securities Act of 1933 (the "1933 Act").   None of the "restricted
shares" held by Databoat may be sold pursuant to Rule 144 of the 1933 Act as of the date of this registration statement.

None of the holders of the Company's Common Stock have any right to require the Company to register any shares of the Company's Common Stock pursuant to the 1933 Act.

The Company has not declared any dividends on its Common Stock since its inception in August, 1998. There are no dividend restrictions that limit the Company's ability to pay dividends on Common Stock in the Company's Articles of Incorporation or By-Laws. The Company's governing statute, Chapter 78 - "Private Corporations" of the Nevada Revised Statutes (the "NRS"), does provide limitations on the ability of the Company to declare dividends. Section 78.288 of Chapter 78 of the NRS prohibits the Company from declaring dividends where, after giving effect to the distribution of the dividend:

(A)	the Corporation would not be able to pay its debts as they
become due in the usual course of business; or

(B)	the Corporation's total assets would be less than the sum
of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of stockholders who may have preferential rights and whose preferential rights are superior to those receiving the distribution. (except as otherwise specifically allowed by the articles of incorporation)

Item 2.  Legal Proceedings

The Company is not currently a party to any legal proceedings.

Item 3.  Changes in and Disagreements with Accountants

The Company has had no changes in or disagreements with its accountants since its incorporation in August, 1998.

Item 4.  Recent Sales of Unregistered Securities

The Company completed the issuance of 3,000,000 common shares to Databoat International Limited at a deemed price of $0.01 per share pursuant to the Acquisition Agreement dated February 2, 1999. These shares were issued Databoat pursuant to Section 4(2) of the 1933 Act.
  Databoat is the registered and beneficial owner or more than 10% of the Company's issued and outstanding Common Stock. The 3,000,000 shares of Common Stock issued to Databoat are "restricted" shares, as defined in the 1933 Act. Databoat is a private company a controlled by Mr. Scott Wurtele, a director of the Company.

The Company completed an offering of 2,000,000 shares of Common Stock to nine (9) purchasers at a price of $0.01 per share on February 15, 1999 pursuant to Rule 504 of Regulation D of the Act. The offering was completed to persons known to the officers and directors of the Company. Mr. Logan Anderson, a director and President of the Company, purchased 450,000 shares of the Company's common stock pursuant to this offering. Mr. Howard Thomson, a director and Secretary and Treasurer of the Company, purchased 50,000 shares of the Company's common stock pursuant to this offering.

The Company completed an offering of 700,000 shares of Common Stock to twenty-one (21) purchasers at a price of $0.20 per share on February 17, 1999 pursuant to Rule 504 of Regulation D of the Act.
 The offering was completed to persons known to the officers and directors of the Company.

The Company completed an offering of 300,000 common shares to twelve
(12) purchasers at a price of $1.00 per share on March 31, 1999 pursuant to Rule 504 of Regulation D of the Act. The offering was completed to persons known to the officers and directors of the Company. Mr. Howard Thomson, a director and Secretary and Treasurer of the Company, purchased 5,000 shares of the Company's common stock pursuant to this offering.

Item 5.  Indemnification of Directors and Officers

The officers and directors of the Company are indemnified as provided under the Nevada Revised Statutes (the "NRS") and the Bylaws of the Company.

Under the NRS, director immunity from liability to a Company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a Company's articles of incorporation (which is not the case with the Company's Articles of Incorporation). Excepted from that immunity are: (i) a willful failure to deal fairly with the Company or its shareholders in connection with a matter in which the director has a material conflict of interest; (ii) a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful); (iii) a transaction from which the director derived an improper personal profit; and (iv) willful misconduct.

The By-laws of the Company provide that the Company will indemnify its directors and officers to the fullest extent not prohibited by the Nevada General Company Law; provided, however, that the Company may modify the extent of such indemnification by individual contracts with its directors and officers; and, provided, further, that the Company shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless
(i) such indemnification is expressly required to be made by law,
(ii) the proceeding was authorized by the Board of Directors of the Company, (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the Nevada General Company Law or (iv) such indemnification is required to be made pursuant to the By-laws.

The By-laws of the Company provide that the Company will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the Company, or is or was serving at the request of the Company as a director or executive officer of another Company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under the By-laws of the Company or otherwise.

The By-laws of the Company provide that no advance shall be made by the Company to an officer of the Company (except by reason of the fact that such officer is or was a director of the Company in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

                                PART F/S

                          FINANCIAL STATEMENTS

The Company's audited Financial Statements, as described below, are attached hereto.

1. Audited financial statements for the period ending April 30, 1999, including:

(a)    Balance Sheet;

(b)    Statement of Operations and Accumulated Deficit;

(c)    Statement of Changes in Stockholders' Equity;

(d)    Statement of Cash Flows;

(e)    Notes to Financial Statements.


2. Unaudited financial statements for the three months ending July 31, 1999, including:

(a)    Balance Sheet;

(b)    Statement of Operations and Accumulated Deficit;

(c)    Statement of Changes in Stockholders' Equity;

(d)    Statement of Cash Flows;

(e)    Notes to Financial Statements.

                      WORLDBID CORPORATION

                      FINANCIAL STATEMENTS

                         APRIL 30, 1999

                              WITH
              INDEPENDENT AUDITOR'S REPORT THEREON

                  INDEX TO FINANCIAL STATEMENTS
                  -----------------------------


                                                       Page
                                                       ----

Independent Auditor's Report. . . . . . . . . . . . . . 1

Financial Statements:

  Balance Sheet . . . . . . . . . . . . . . . . . . . . 2

  Statement of Operations
    and Accumulated Deficit . . . . . . . . . . . . . . 3

  Statement of Changes in Stockholders' Equity. . . . . 4

  Statement of Cash Flows . . . . . . . . . . . . . . . 5

  Notes to Financial Statements . . . . . . . . . . . . 6-12

Supplemental Statement:

  Statement of Operating Expenses . . . . . . . . . . . 14

               INDEPENDENT AUDITORS' REPORT
               ----------------------------

To the Board of Directors
Worldbid Corporation

We have audited the accompanying balance sheet of Worldbid Corporation, ("WBC"), a development stage company, as of April 30, 1999 and the related statements of operations and accumulated deficit, changes in stockholders' equity, and statement of cash flows for the period August 10, 1998 (INCEPTION) through April 30, 1999. These financial statements are the responsibility of WBC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Worldbid Corporation as of April 30, 1999, and the results of its operations, changes in stockholders' equity and cash flows for period August 10, 1998 (INCEPTION) through April 30, 1999, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental statement of operating expenses is presented for the purposes of additional analysis and is not a required part of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


\s\ Sarna & Company
Sarna & Company
Westlake Village, California
May 7, 1999

                        WORLDBID CORPORATION
                    (A DEVELOPMENT STAGE COMPANY)
                            BALANCE SHEET
                           APRIL 30, 1999

                               ASSETS


Current Assets
  Cash					      $ 366,239
                                          ---------
	Total Current Assets     		            $  366,239

Property and Equipment
  Web Site					         30,000
  Software Development                       15,461
  Web Site Development                       14,840
                                          ---------
     Net Property and Equipment                           60,301
                                                      ----------

TOTAL ASSETS					            $  426,540
                                                      ==========


              LIABILITIES AND STOCKHOLDERS' EQUITY


Current Liabilities
  Accounts Payable and Accrued Expenses   $   5,612
                                          ---------
  	Total Current Liabilities                       $   5,612

Stockholders' Equity
  Common Stock, $0.001 par value
    100,000,000 shares authorized,
    6,000,000 shares issued                   6,000
  Additional Paid in Capital                486,500
  Accumulated deficit				  <71,572>
                                          ---------
Total Stockholders' Equity 				        420,928
                                                      ---------
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY 					     $  426,540
                                                     ==========



                See Notes to Financial Statements

                       WORLDBID CORPORATION
                  (A DEVELOPMENT STAGE COMPANY)
          STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
 FOR THE PERIOD AUGUST 10, 1998 (INCEPTION) THROUGH APRIL 30, 1999


Revenues							  $         0

Operating Expenses                                    <71,572>
                                                  -----------

Loss Before Provision for                             <71,572>
  Income Taxes

Provision for Income Taxes				           <0>
                                                  -----------

Net Loss  							      <71,572>

Deficit, August 10, 1999 (INCEPTION)			     <0>
                                                  -----------

Accumulated Deficit, April 30, 1999			  $   <71,572>
                                                  ===========




Net Loss per Share                                $     <0.01>
                                                  ===========

Weighted Average Shares Outstanding                 5,025,000
                                                  ===========


                See Notes to Financial Statements

                       WORLDBID CORPORATION
                  (A DEVELOPMENT STAGE COMPANY)
           STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
 FOR THE PERIOD AUGUST 10, 1998 (INCEPTION) THROUGH APRIL 30, 1999


                   Common  Stock  Additional  Accumulated  Total
                          Dollar  Paid in     Deficit      Stockholders'
                   Shares Amount  Capital                  Equity
                   ------ ------  ----------  -----------  ------------

Balances
(INCEPTION)        ----   $ ----  $   ----    $  ----      $ ----
  August 10, 1998

Common Stock
  Issued
  Worldbid.Com
  Web Site
    Acquisition
  February
    2, 1999
  $.01 per
    share     3,000,000	   3,000    27,000	 ----	     30,000

Common Stock
Issued
  First
    Offering
  February
    15, 1999
  $.01 per
    share     2,000,000    2,000    18,000       ----      20,000


Common Stock
Issued
  Second
    Offering
  February
    17,1999
  $.20 per
    share       700,000      700   139,300       ----     140,000


Common Stock
Issued
  Third
    Offering
  March 31,
    1999
  $1.00 per
    share       300,000      300   299,700       ----    300,000

Contributed
Surplus
  Fair Market
  Value of
  Officer's
  Services
  Provided from
  February 15,
  1999 to April
  30, 1999         ----     ----     2,500       ----      2,500


Net Loss
  Period
    Ended
  April 30,
    1999           ----     ----      ----    (71,572)   (65,572)
               --------------------------------------------------

Balances
  April 30,
    1999      6,000,000 $  6,000 $ 486,500  $ (71,572)  $ 420,928
             ====================================================


                 See Notes to Financial Statements

                        WORLDBID CORPORATION
                   (A DEVELOPMENT STAGE COMPANY)
                       STATEMENT OF CASH FLOWS
 FOR THE PERIOD AUGUST 10, 1998 (INCEPTION) THROUGH APRIL 30, 1999



Cash Flows from Operating Activities:

   Net Loss                                          $  <71,572>
   Adjustments to Reconcile Net Income to
     Net Cash Provided by Operating Activities
         Consulting Expense - Non Cash                    2,500
         Increase <Decrease> in:
           Accounts Payable and
             Accrued Expenses                             5,612
                                                       --------

             Net Cash Used by Operating Activities      <63,460>

Cash Flows from Investing Activities:

   Software Development Costs                $ <15,461>
   Web Site Development Costs                  <14,840>
                                             ---------

     Net Cash Used by Investing Activities              <30,301>

Cash Flows from Financing Activities:

   Net Proceeds from the Issuance of
     Common Stock                              460,000
                                             ---------

     Net Cash Provided by Financing Activities          460,000
                                                       --------

Net Increase in Cash                                    366,239

Cash at Beginning of Period                                   0
                                                       --------

Cash at End of Period                                 $ 366,239
                                                      =========

Supplemental Disclosure of
   Cash Flow Information:
     Non-cash Investing Activities:
       Assets Acquired for Stock                      $  30,000
                                                      =========




                See Notes to Financial Statements

                       WORLDBID CORPORATION
                  (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO FINANCIAL STATEMENTS



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

General
-------
Worldbid Corporation (the "Company" or "WBC") was originally incorporated on August 10, 1998 in the state of Nevada as "Tethercam Systems, Inc.". On January 15, 1999 the Company changed its name to Worldbid Corporation.

The Company is engaged in the acquisition and development of proprietary commercial web sites. WBC plans to earn revenues from advertising generated on these sites and through e-mail that targets potential suppliers. The Company's initial business is transacted through its current Internet web site located at "www.worldbid.com". This site is still in the development stage.

Basis of Presentation
---------------------
The Company reports revenue and expenses using the accrual method of accounting for financial and tax reporting purposes.

Use of Estimates
----------------
Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Development Stage Company
-------------------------
WBC meets the guidelines of SFAS No. 7 and as such is classified as a development stage company.

                      WORLDBID CORPORATION
                 (A DEVELOPMENT STAGE COMPANY)
            NOTES TO FINANCIAL STATEMENTS (CONTINUED)



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED
---------------------------------------------------------------

Pro Forma Compensation Expense
------------------------------
WBC accounts for costs of stock-based compensation in accordance with APB No. 25, "Accounting for Stock Based Compensation" instead of the fair value based method in SFAS No. 123. No stock options have been issued by WBC. Accordingly, no pro forma compensation expense is reported in these financial statements.

Depreciation, Amortization and Capitalization
---------------------------------------------
The Company records depreciation and amortization when appropriate using both straight-line and declining balance methods over the estimated useful life of the assets (five to seven years).
Expenditures for maintenance and repairs are charged to expense as incurred. Additions, major renewals and replacements that increase the property's useful life are capitalized. Property sold or retired, together with the related accumulated depreciation, is removed from the appropriate accounts and the resultant gain or loss is included in net income.
Depreciation and amortization were not recorded at April 30,1999 as the Company assets were not at the point of being ready for their intended use.

Income Taxes
------------
The Company accounts for its income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under Statement 109, a liability method is used whereby deferred tax assets and liabilities are determined based on temporary differences between basis used for financial reporting and income tax reporting purposes. Income taxes are provided based on tax rates in effect at the time such temporary differences are expected to reverse. A valuation allowance is provided for certain deferred tax assets if it is more likely than not, that the Company will not realize the tax assets through future operations.

                      WORLDBID CORPORATION
                  (A DEVELOPMENT STAGE COMPANY)
            NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED
---------------------------------------------------------------

Fair Value of Financial Instruments
-----------------------------------
Financial accounting Standards Statement No. 107, "Disclosures About Fair Value of Financial Instruments", requires the Company to disclose, when reasonably attainable, the fair market values of its assets and liabilities which are deemed to be financial instruments. The Company's financial instruments consist primarily of cash and certain investments.

Per Share Information
---------------------
The Company computes per share information by dividing the net loss for the period presented by the weighted average number of shares outstanding during such period.

Year 2000 Compliance
--------------------
The Year 2000 issue is the result of computer programs having been written using two digits (rather than four) to define years. Computers or other equipment with date-sensitive software may recognize "00" as 1900 rather than 2000. This could result in system failures or miscalculations. If the Company or significant customers, suppliers or other third parties fail to correct Year 2000 issues, the Company's ability to operate could be affected.

The following disclosure is pursuant to the Year 2000 Readiness and Disclosure Act.

Worldbid's Year 2000 program is designed to minimize the possibility of Year 2000 interruptions. Any such interruption may have a material adverse impact on the Company's future operating results. In 1999, the Company established procedures to identify and assess systems and processes vulnerable to Year 2000 problems. The Company also developed procedures to monitor levels of compliance within its stated goals of compliance.

                       WORLDBID CORPORATION
                  (A DEVELOPMENT STAGE COMPANY)
            NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED
---------------------------------------------------------------

In each area of vulnerability, various testing and readiness methodologies are being used to identify and correct suspect systems, processes or supplier interfaces. The Company projects to meet its Year 2000 compliance goals prior to the end of third quarter 1999.

Recently Issued Accounting Pronouncements
-----------------------------------------

Recently issued accounting pronouncements will have no significant impact on the Company and its reporting methods.

NOTE 2 - ACQUISITION OF WORLDBID.COM
------------------------------------

On February 2, 1999 the Company acquired the web site "worldbid.com" together with all software, tangible and intellectual assets and rights associated with that site from Databoat International Limited (Databoat). This web site which consists of software and registered rights, was accounted for as an asset acquisition as are other software purchases and development costs. The Company has issued to Databoat a total of 3,000,000 restricted shares of common stock (Databoat Shares-Fair Market Value $30,000) pursuant to an acquisition agreement. The Company has also entered into a one year consulting agreement with Databoat's principal stockholder, Mr. Scott Wurtele and on-line Design, a company controlled by him.

The Company and Databoat have agreed that the Databoat Shares will be held in escrow for a period of one year on the terms and conditions of an escrow agreement between the Company, Databoat and Cane & Company, the attorneys for the company (the "Escrow Agreement"). The Databoat Shares will be released to Databoat in accordance with the Escrow Agreement, commencing on the date which is one year from the date of closing on the following schedule:

	Anniversary of Closing Date		      Number of Shares
      ---------------------------               ----------------

		One Year					  300,000 shares
		Two Year					  700,000 shares
		Three Year				      1,000,000 shares

                       WORLDBID CORPORATION
                   (A DEVELOPMENT STAGE COMPANY)
             NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 2 - ACQUISITION OF WORLDBID.COM - CONTINUED
------------------------------------------------

In the event that the Company determines prior to the date which is one year from the date of closing not to pursue development and commercialization of the Worldbid business, the Company will have the option to cause Databoat to deliver all of the Databoat Shares to the Company for cancellation.

In the event that the Company exercises its right to cause the Databoat Shares to be delivered to the Company in accordance with the terms and conditions of the Escrow Agreement, Databoat will have the right to acquire the Worldbid web site and related business for a purchase price of $10.00. In the event of delivery of the Databoat Shares to the Company pursuant to the Escrow Agreement and exercise by Databoat of its option to acquire the Worldbid web site and related business, each of the Company and Databoat will have no further liability or obligation to the other.

In the event that, during the one year period commencing on the Closing Date, the Company does not advance towards the Worldbid web site and related business sufficient funds for the Company to complete the expenditures set forth in the Company's business plan ($300,000), as attached to the Acquisition Agreement or in any revised business plan approved by the board of directors of the Company, then Databoat will be entitled to deliver notice to the Company demanding that the Company advance to the Worldbid web site and related business sufficient funds to enable the Company to meet the objectives of the business plan (a "Demand Notice"). Upon receipt of a Demand Notice, the Company will have a period of thirty (30) days in which to provide the required funding to bring the Company current with the expenditures required under the business plan.

                       WORLDBID CORPORATION
                  (A DEVELOPMENT STAGE COMPANY)
            NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE 2 - ACQUISITION OF WORLDBID.COM - CONTINUED
------------------------------------------------

The Company has agreed with Databoat pursuant to the Acquisition Agreement that in the event that, during the one year period commencing on the closing date, the Company elects not to or fails to provide the necessary funding to the Worldbid business or in the event Mr. Wurtele terminates the Management Consulting Agreement, pursuant to Section 6.3 of the Management Consulting Agreement as a result of a material breach by the Company, Databoat will have the option to put the Databoat Shares to the Company in exchange for the transfer by the Company to Databoat of the Worldbid web site and related business to Databoat, the Databoat Shares will be released to the Company and each of the Company, Mr. Wurtele and Databoat will have no further liability or obligation to the other.

The Company has also agreed with Databoat pursuant to the Acquisition Agreement that in the event that the shares of the Company or any successor are not listed or quoted for trading on any public trading market, including NASDAQ Small Cap Market, the OTC Bulletin Board or an electronic quotation service, within the date which is eighteen months from the closing date, then Databoat will have the right to purchase the Worldbid web site and related business from the Company in consideration for the transfer of the Databoat Shares to the Company. Databoat must give notice of its election within 30 days of the date which is eighteen months from the closing date. Upon receipt of notice of election, the Company will execute and deliver an executed general conveyance of specific business assets to Databoat upon presentation of the Databoat Shares released from escrow. Each party will give joint instruction to the escrow agent as required to deliver the balance of the Databoat Shares to the Company.

NOTE 3 - PROVISION FOR INCOME TAXES
-----------------------------------

The provision for income taxes for the period ended April 30, 1999 represents the minimum state income tax expense of the Company, which is not considered significant.

                       WORLDBID CORPORATION
                  (A DEVELOPMENT STAGE COMPANY)
            NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 4 - COMMITMENTS AND CONTINGENCIES
--------------------------------------

Operating Leases
----------------
The Company currently rents administrative office space under a monthly renewable contract.

Management Consulting Agreement
-------------------------------
The Company has entered into a consulting agreement with On-Line Design, a British Columbia company owned 100% by Mr. Wurtele. The Company will pay $5,000 per month for a period of one year expiring February 16, 2000. In exchange for these payments, On-Line Design will provide management and continued development of the Company's business.

Litigation
----------
The Company is not presently involved in any litigation.

NOTE 5 - RELATED PARTY TRANSACTIONS
-----------------------------------

The Company has entered into a one year consulting agreement (see management consulting agreement), with on-line Design, a company controlled by Mr. Scott Wurtele. Databoat, a major stockholder of WBC, is also controlled by Mr. Scott Wurtele (see Acquisition of Worldbid.Com).

NOTE 6 - SUBSEQUENT EVENT
-------------------------

Subsequent to April 30,1999, the Company, Mr. Wurtele and
Databoat agreed to cancel all put and call option rights as detailed in Note 2.

                      SUPPLEMENTAL STATEMENT

                       WORLDBID CORPORATION
                   (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF OPERATING EXPENSES
FOR THE PERIOD AUGUST 10, 1998 (INCEPTION) THROUGH APRIL 30, 1999


Operating Expenses

  Accounting                         $  4,870
  Consulting                            2,500
  Legal Fees		               24,962
  Market Research and Development      29,137
  Office Supplies                         796
  Postage & Delivery                      348
  Start-up costs expensed		    4,024
  Telephone                             1,935
  Web Site Management                   3,000
                                     --------

Total Operating Expenses				 $  71,572
                                                 =========


                 See Notes to Financial Statements

                     WORLDBID CORPORATION

                     FINANCIAL STATEMENTS

                         JULY 31, 1999

                  INDEX TO FINANCIAL STATEMENTS
                  -----------------------------


                                                       Page
                                                       ----

Independent Auditor's Report. . . . . . . . . . . . . . 1

Financial Statements:

  Balance Sheet . . . . . . . . . . . . . . . . . . . . 2

  Statement of Operations
    and Accumulated Deficit . . . . . . . . . . . . . . 3

  Statement of Changes in Stockholders' Equity. . . . . 4

  Statement of Cash Flows . . . . . . . . . . . . . . . 5

  Notes to Financial Statements . . . . . . . . . . . . 6-12

Supplemental Statement:

  Statement of Operating Expenses . . . . . . . . . . . 14

                 ACCOUNTANTS' REVIEW REPORT
                 --------------------------


To the Board of Directors
Worldbid Corporation
Las Vegas, Nevada

We have reviewed the accompanying balance sheet of Worldbid Corporation, a development stage company, as of July 31, 1999 and the related statements of operations and accumulated deficit, changes in stockholders' equity, and statement of cash flows for the three months then ended, in accordance with standards established by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Worldbid Corporation.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an examination in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

Our review was made for the purpose of expressing limited assurance that there are no material modifications that should be made to the financial statements in order for them to be in conformity with generally accepted accounting principles. The supplemental statement of operating expenses is presented for the purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the inquiry and analytical procedures applied in the review of the basic financial statements, and we are not aware of any material modifications that should be made thereto.

\s\ Sarna & Company

Sarna & Company
Westlake Village, California
October 25, 1999

                     WORLDBID CORPORATION
                 (A DEVELOPMENT STAGE COMPANY)
                        BALANCE SHEET
                        JULY 31, 1999

ASSETS


Current Assets
  Cash					      $ 142,290
                                          ---------
	Total Current Assets     		            $  142,290

Property and Equipment
   Computer Software                         62,077
   Computer Equipment                        43,378
   Office Equipment                           1,434
                                          ---------
Total Property and Equipment                106,889
   Less Accumulated Depreciation             <2,663>
                                          ---------
        Net Property and Equipment                       104,226

Other Assets - Domain Names                                1,638
                                                      ----------
TOTAL ASSETS                                          $  248,154
                                                      ==========

              LIABILITIES AND STOCKHOLDERS' EQUITY


Current Liabilities
Accounts Payable and Accrued Expenses     $   5,722
                                          ---------
  	Total Current Liabilities                       $    5,722

Stockholders' Equity
  Common Stock, $0.001 par value
    100,000,000 shares authorized,
    6,000,000 shares issued                   6,000
  Additional Paid in Capital                486,500
  Accumulated deficit                      <250,068>
                                          ---------
Total Stockholders' Equity                               242,432
                                                      ----------
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                                  $  248,154
                                                      ==========


              See Notes to Financial Statements

                    WORLDBID CORPORATION
                (A DEVELOPMENT STAGE COMPANY)
       STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
           FOR THE THREE MONTHS ENDED JULY 31, 1999



Revenues                                          $         0

Operating Expenses                                   <179,219>
                                                  -----------

Loss Before Other Income                             <179,219>

Other Income - Interest                                   723
                                                  -----------
Loss Before Provision for                            <178,496>
  Income Taxes

Provision for Income Taxes                                 <0>
                                                  -----------

Net Loss                                             <178,496>

Accumulated Deficit, April 30, 1999                   <71,572>
                                                  -----------

Accumulated Deficit, July 31, 1999                $  <250,068>
                                                  ===========


Net Loss per Share                                $     <0.03>
                                                  ===========

Weighted Average Shares Outstanding                 6,000,000
                                                  ===========

              See Notes to Financial Statements

                   WORLDBID CORPORATION
              (A DEVELOPMENT STAGE COMPANY)
        STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
          FOR THE THREE MONTHS ENDED JULY 31, 1999



                   Common  Stock  Additional  Accumulated  Total
                          Dollar  Paid in     Deficit      Stockholders'
                   Shares Amount  Capital                  Equity
                   ------ ------  ----------  -----------  ------------
Balances
 April 30, 1999 6,000,000$ 6,000  $ 486,500    $ <71,572>  $ 420,928

Net Loss
 Period Ended
 July 31, 1999     ------   ----      -----     <178,496>   <178,496>
                ----------------------------------------------------

Balances
 July 31, 1999  6,000,000$ 6,000  $ 486,500    $ <250,068> $ 242,432
                ====================================================

                See Notes to Financial Statements

                      WORLDBID CORPORATION
                  (A DEVELOPMENT STAGE COMPANY)
                     STATEMENT OF CASH FLOWS
            FOR THE THREE MONTHS ENDED JULY 31, 1999


Cash Flows from Operating Activities:

   Net Loss                                          $ <178,496>
   Adjustments to Reconcile Net Income to
     Net Cash Provided by Operating Activities
         Amortization                                     1,550
         Depreciation                                     1,155
     Increase <Decrease> in:
           Accounts Payable and
             Accrued Expenses                               110
                                                     ----------

     Net Cash Used by Operating Activities             <175,681>

Cash Flows from Investing Activities:

   Computer Equipment/Software Purchases   $ <45,154>
   Office Equipment Purchases                 <1,434>
   Domain Name Registrations                  <1,680>
                                           ---------

     Net Cash Used by Investing Activities              <48,268>
                                                      ---------


Net Decrease in Cash                                   <223,949>

Cash, April 30, 1999                                    366,239
                                                      ---------

Cash, July 31, 1999                                   $ 142,290
                                                      =========
Supplemental Disclosure of
   Cash Flow Information: None

                See Notes to Financial Statements

                    WORLDBID CORPORATION
               (A DEVELOPMENT STAGE COMPANY)
               NOTES TO FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

General
-------
Worldbid Corporation (the "Company" or "WBC") was originally incorporated on August 10, 1998 in the state of Nevada as "Tethercam Systems, Inc.". On January 15, 1999 the Company changed its name to Worldbid Corporation.

The Company is engaged in the acquisition and development of proprietary commercial web sites. WBC plans to earn revenues from advertising generated on these sites and through e-mail that targets potential suppliers. The Company's initial business is transacted through its current Internet web site located at "www.worldbid.com". This site is still in the development stage.

Basis of Presentation
---------------------
The Company reports revenue and expenses using the accrual method of accounting for financial and tax reporting purposes.

Use of Estimates
----------------
Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Development Stage Company
-------------------------
WBC meets the guidelines of SFAS No. 7 and as such is classified as a development stage company.

Pro Forma Compensation Expense
------------------------------
WBC accounts for costs of stock-based compensation in accordance with APB No. 25, "Accounting for Stock Based Compensation" instead of the fair value based method in SFAS No. 123. No stock options have been issued by WBC. Accordingly, no pro forma compensation expense is reported in these financial statements.

                       WORLDBID CORPORATION
                  (A DEVELOPMENT STAGE COMPANY)
            NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED
---------------------------------------------------------------

Depreciation, Amortization and Capitalization
---------------------------------------------
The Company records depreciation and amortization when appropriate using both straight-line and declining balance methods over the estimated useful life of the assets (five to seven years).
Expenditures for maintenance and repairs are charged to expense as incurred. Additions, major renewals and replacements that increase the property's useful life are capitalized. Property sold or retired, together with the related accumulated depreciation, is removed from the appropriate accounts and the resultant gain or loss is included in net income.
The Company has capitalized computer software costs incurred during the application development stage in accordance with SOP No. 98-1 issued by the American Institute of Certified Public Accountants. Costs incurred subsequent to this stage to enhance, manage, monitor and operate the company's website are expensed as incurred.

Impairment of Long-Lived Assets
-------------------------------
The Company evaluates the recoverability of long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of". SFAS No. 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future non-discounted cash flows attributable to such assets.

Income Taxes
------------
The Company accounts for its income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under Statement 109, a liability method is used whereby deferred tax assets and liabilities are determined based on temporary differences between basis used for financial reporting and income tax reporting purposes. Income taxes are provided based on tax rates in effect at the time such temporary differences are expected to reverse. A valuation allowance is provided for certain deferred tax assets if it is more likely than not, that the Company will not realize the tax assets through future operations.

                      WORLDBID CORPORATION
                  (A DEVELOPMENT STAGE COMPANY)
           NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED
---------------------------------------------------------------

Fair Value of Financial Instruments
-----------------------------------
Financial accounting Standards Statement No. 107, "Disclosures About Fair Value of Financial Instruments", requires the Company to disclose, when reasonably attainable, the fair market values of its assets and liabilities which are deemed to be financial instruments. The Company's financial instruments consist primarily of cash and certain investments.

Per Share Information
---------------------
The Company computes per share information by dividing the net loss for the period presented by the weighted average number of shares outstanding during such period.

Year 2000 Compliance
--------------------
The Year 2000 issue is the result of computer programs having been written using two digits (rather than four) to define years. Computers or other equipment with date-sensitive software may recognize "00" as 1900 rather than 2000. This could result in system failures or miscalculations. If the Company or significant customers, suppliers or other third parties fail to correct Year 2000 issues, the Company's ability to operate could be affected.

The following disclosure is pursuant to the Year 2000 Readiness and Disclosure Act.

Worldbid's Year 2000 program is designed to minimize the possibility of Year 2000 interruptions. Any such interruption may have a material adverse impact on the Company's future operating results. In 1999, the Company established procedures to identify and assess systems and processes vulnerable to Year 2000 problems. The Company also developed procedures to monitor levels of compliance within its stated goals of compliance.

                     WORLDBID CORPORATION
                 (A DEVELOPMENT STAGE COMPANY)
           NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED
---------------------------------------------------------------
In each area of vulnerability, various testing and readiness methodologies are being used to identify and correct suspect systems, processes or supplier interfaces. The Company projects to meet its Year 2000 compliance goals prior to the end of 1999.

Recently Issued Accounting Pronouncements
-----------------------------------------
Effective at inception, the Company has adopted the provisions of SOP No. 98-1, "Software for Internal Use", issued by the American Institute of Certified Public Accountants.
Other recently issued accounting pronouncements will have no significant impact on the Company and its reporting methods.

NOTE 2 - ACQUISITION OF WORLDBID.COM
------------------------------------
On February 2, 1999 the Company acquired the web site "worldbid.com" together with all software, tangible and intellectual assets and rights associated with that site from Databoat International Limited (Databoat). This web site which consists of software and registered rights, was accounted for as an asset acquisition as are other software purchases and development costs. The Company has issued to Databoat a total of 3,000,000 restricted shares of common stock (Databoat Shares-Fair Market Value $30,000) pursuant to an acquisition agreement. The Company has also entered into a consulting agreement with Databoat's principal stockholder, Mr. Scott Wurtele and on-line Design, a company controlled by him.

The Company and Databoat have agreed that the Databoat Shares will be held in escrow for a period of four years on the terms and conditions of an escrow agreement between the Company, Databoat and Cane & Company, the attorneys for the company (the "Escrow Agreement"). The Databoat shares will be released to Databoat in accordance with the Escrow Agreement, commencing on the date which is one year from the date of closing on the following schedule.

Anniversary of Closing Date         Number of Shares
---------------------------         ----------------
One Year                            300,000 shares
Two Year                            700,000 shares
Three Year                        1,000,000 shares

                      WORLDBID CORPORATION
                  (A DEVELOPMENT STAGE COMPANY)
            NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 3 - PROVISION FOR INCOME TAXES
-----------------------------------
The provision for income taxes for the period ended July 31, 1999 represents the minimum state income tax expense of the Company, which is not considered significant.

NOTE 4 - COMMITMENTS AND CONTINGENCIES
--------------------------------------

Operating Leases
----------------
The Company currently rents administrative office space from Ms.
Wendy Wurtele, the spouse of a company director Mr. Scott
Wurtele. Current rent under this monthly renewal contract is $650 per month.

Management Consulting Agreement
-------------------------------
The Company has entered into a consulting agreement, with On-Line Design, a British Columbia company owned 100% by Mr. Wurtele.
The Company will pay $5,000 per month expiring February 16, 2000 and then $7,500 per month expiring February 16, 2001. In exchange for these payments, On-Line Design will provide management and continued development of the Company's business.

Litigation
----------
The Company is not presently involved in any litigation.

NOTE 5 - RELATED PARTY TRANSACTIONS
-----------------------------------
The Company has entered into a consulting agreement (see management consulting agreement), with on-line Design, a company controlled by Mr. Scott Wurtele. Databoat, a major stockholder of WBC, is also controlled by Mr. Scott Wurtele (see Acquisition of Worldbid.Com).

The company rents its office space from Ms. Wendy Wurtele, the spouse of a director, Mr. Scott Wurtele.

                    SUPPLEMENTAL STATEMENT

                     WORLDBID CORPORATION
                (A DEVELOPMENT STAGE COMPANY)
               STATEMENT OF OPERATING EXPENSES
          FOR THE THREE MONTHS ENDED JULY 31, 1999


Operating Expenses

  Accounting                          $ 1,800
  Amortization                          1,550
  Bank Charges                            112
  Consulting                           17,040
  Depreciation                          1,155
  Directors Fees                        1,500
  Legal Fees                           16,880
  Market Research and Development      31,878
  Office Administration                 6,120
  Office Supplies                         579
  Postage and Delivery                    792
  Professional Development              4,880
  Programming Efforts Expensed         49,939
  Telephone                             3,260
  Travel and Entertainment              8,358
  Web Site Management                  33,376
                                     --------

Total Operating Expenses            $ 179,219
                                    =========

               See Notes to Financial Statements

                             PART III

                        INDEX TO EXHIBITS

Exhibit 2.1:      Articles of Incorporation

Exhibit 2.2:      Certificate of Amendment of Articles of
                  Incorporation

Exhibit 2.3:      By-Laws of the Company

Exhibit 3.1:      Specimen Stock Certificate

Exhibit 6.1:      Acquisition Agreement between the Company,
                  Databoat International Limited and Scott
                  Wurtele dated February 1, 1999

Exhibit 6.2: Original Management Consulting Agreement between the Company and On Line Design Ltd. dated
                  February 16, 1999

Exhibit 6.3:      Acquisition Amendment Agreement between the
                  Company, Databoat International Limited, On Line Design Ltd. and Scott Wurtele dated September 10, 1999

Exhibit 6.4:      Employment Agreement between the Company and
                  Logan Anderson dated August 31, 1999

Exhibit 6.5:      Employment Agreement between the Company and
                  Howard Thomson dated August 31, 1999

Exhibit 6.6: Amended Management Consulting Agreement between the Company, On Line Design Ltd. and Scott
                  Wurtele dated September 10, 1999

Exhibit 9.1:	Escrow Agreement between the Company, Cane &
                  Company, LLC and Databoat International Limited dated February 16, 1999

Exhibit 9.2:      Amended Escrow Agreement between the Company,
                  Cane & Company, LLC and Databoat International
                  Limited dated September 10, 1999

Exhibit 10.1:     Consent of Sarna & Company, Certified Public
                  Accountants

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

                            SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:	November 1, 1999

WORLDBID CORPORATION

      \s\ Logan Anderson
By:	_______________________________
      LOGAN ANDERSON
      Director, President and Chief Executive Officer


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